Prospectus/October 1, 1999

Mosaic Equity Trust

Investors Fund

Mosaic Equity Trust Investors Fund (the "Fund") is for long-term investing to obtain capital appreciation. We select common stocks primarily of large companies that we believe offer growth at a reasonable price. The Fund is designed for investors who can assume the market and other risks of common stock investment.

Features

- No commissions or sales charges
- $1,000 minimum initial investment
- No "12b-1" expenses
- Invest or withdraw funds by phone or by mail or electronic funds transfer

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Madison Mosaic, LLC
Investment Advisor

Table of Contents

Risk/Return Summary: Investments, Risks and Performance

Fund Investment Objectives/Goals

Mosaic Investors Fund seeks long-term growth.

Principal Investment Strategies of the Fund

The Investors Fund invests primarily in the common stock of established high-quality, larger growth companies. Generally, the companies the Investors Fund buys have a market capitalization (the value of all of a company's stock on the market) of $5 billion or more. The Fund may buy a number of mid-sized growth companies, as well (market capitalizations between $1 and $5 billion).

Focused Portfolio

To the extent invested in common stocks, the Fund invests in only 20-30 companies. This reflects our belief that your money should be in our top investment ideas, not our 75th or 125th best idea.

Growth and Value: GARP

We select companies that we believe show steady, sustainable growth and reasonable valuation, rather than "hot" stocks or "trendy" growth companies with high share prices. Instead, we will invest in the stocks of issuers that we believe have a blend of both value and growth potential: What we call "GARP" for "growth at a reasonable price."

Principal Risks of Investing in the Fund

Market Risk

The share price of the Fund reflects the value of the securities it holds. If a stock's price falls, the share price of the Fund will go down (unless another stock's price rises by an offsetting amount). If the Fund's share price falls below the price you paid for your shares, you could lose money when you redeem your shares. This is generally known as "market risk."

Risk/Return Bar Chart and Performance Table

The following bar chart illustrates the risks of the Fund by showing changes in the Fund's performance from year to year over a 10-year period. After the bar chart for the Fund is a table that compares the Fund's average annual total returns with those of a broad-based securities market index that is not subject to the fees and expenses typical of mutual funds. Remember, however, that how the Fund performed in the past is not necessarily an indication of how it will perform in the future.

Investors Fund



40
30
20
10
0
-10
-20
16.25%
-14.25%
32.05%
10.98%
3.16%
4.09%
24.63%
22.75%
34.84%
18.66%
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998

During the period shown in the bar chart, the highest return for a quarter was 23.11% (quarter ending December 31, 1998) and the lowest return for a quarter was –14.12% (quarter ending September 30, 1991).

Average Annual Total Returns
(for the periods ending December 31, 1998)

	Past One Year	Past 5 Years	Past 10 Years
Investors Fund	18.66%	20.52%	14.34%
S&P 500 Index*	25.58%	24.03%	19.17%

*The S&P 500 is the Standard & Poor's Composite Index of 500 stocks, a widely recognized, unmanaged index of common stock prices.

Fees and Expenses of the Trust

This table describes the fees and expenses that you may pay if you buy and hold shares of any fund offered by Mosaic Equity Trust.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price)	None
Redemption Fee	None
Exchange Fee	None

Annual Fund Operating Expenses (expenses that are deducted from fund assets)

Management Fees	0.75%
Distribution (12b-1) Fees	None
Other Expenses	0.41%
Total Annual Fund Operating Expenses	1.16%

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	$118
3 years	$368
5 years	$638
10 years	$1,409

Additional fees and transaction charges described in Mosaic's "*Guide to Doing Business*," if applicable, will increase the level of expenses that can be incurred. (For example, fees are charged for certain wire transfers, stop payments on checks, bounced investment checks, and retirement plans). In addition, shareholders that purchase or redeem shares in the Fund through a securities broker may be charged a transaction fee by the broker for handling of the transaction. The Fund does not receive these fees. Shareholders may engage in any transaction directly with the Fund to avoid such charges.

Investment Objectives

Mosaic Equity Trust Investors Fund seeks long-term growth.

The investment objective of any fund offered by Mosaic Equity Trust may be changed without shareholder approval. Shareholders will, however, receive prior written notice of any material change. There can be no assurance that the Fund's investment objectives will be achieved.

Implementation of Investment Objectives

How do we select stocks for the Fund?

We screen for both growth and value when seeking investments for the Fund. We look for a pattern of consistent, sustainable earnings growth. We compare the valuation of the stock, based on the projected growth rate of the company's earnings, to the market in general (looking for an attractive ratio between growth and price) and to the company's historic valuations.

Our goal is to acquire companies when they are at the low end of their historical valuations. By avoiding overpriced issues, we attempt to avoid the most volatile and risky segments of the market. Instead, we will invest in the stocks of issuers that we believe have a blend of both value and growth potential: What we call "GARP" for "growth at a reasonable price."

Why do we sell stocks in the Fund?

We sell stocks for a number of reasons: (1) the valuation target we set for them is achieved; (2) the fundamental business prospects for the company have materially changed; or (3) we find a more attractive alternative.

How many stocks will the Fund hold?

We want each stock to represent a meaningful commitment. Therefore, to the extent invested in common stocks, the Fund invests in only 20-30 companies. We believe this offers the benefits of diversification, yet focuses the Fund enough to allow for superior performance. It also reflects our belief that your money should be in our top investment ideas, not our 75th or 125th best idea.

Does the Fund hold much cash?

In order to meet day to day shareholder transaction requirements, the Fund will hold a certain amount of uninvested cash. We will normally invest this cash overnight in a repurchase agreement. Repurchase agreements involve the sale of securities to the Fund by a financial institution or securities dealer, simultaneous with an agreement by that seller to repurchase the securities at the same

price, plus interest, at a later date. The Fund will limit the parties with which it will engage in repurchase agreements to those financial institutions and securities dealers that are deemed credit-worthy pursuant to guidelines adopted by the Trust's Board of Trustees.

Can the Fund adopt a temporary defensive strategy?

If we determine that it would be appropriate to adopt a temporary defensive investment position by reducing exposure in the equity markets, up to 100 percent of the Fund could be invested in short-term, fixed-income investments. To the extent more than 35% of the Fund is so invested, it would not be invested in accordance with policies designed to achieve its stated investment objectives.

Specific Strategies

The Fund principally invests in the common stocks of established, larger growth companies. Generally, the companies the Fund buys have a market capitalization (the value of all of a company's stock on the market) of $5 billion or more. However, the Fund may buy a number of smaller growth companies, as well (market capitalizations between $1 and $5 billion) if they meet our investment criteria.

The Fund will normally be at least 65% invested in common stocks.

Principal Risks

Market Risks

The Fund's holdings will be subject to the economic, business and market risks associated with common stock investing. (This includes any "Year 2000" problems experienced by companies any fund holds.) As a result, your investment in the Fund, when redeemed, may be worth more or less than the price you originally paid for it.

While the Fund is a diversified mutual fund, we intend to limit the common stock portion of the portfolio to 20-30 companies, with each company representing no more than 5% of the portfolio at cost. As a result, the Fund's daily net asset value may be more volatile than a fund with greater portfolio diversification.

In the event the Fund experiences more redemptions than sales, we may be required to sell securities in order to raise cash to meet the redemptions. Such sales may cause capital gains to be realized for tax purposes. Any such gains must be distributed to shareholders. (See "Taxes" below.)

Management

The Advisor

We are Madison Mosaic, LLC (of the same address as the Fund), a wholly-owned subsidiary of Madison Investment Advisors, Inc., 6411 Mineral Point Road, Madison, Wisconsin ("Madison"). We manage approximately $200 million in assets in the Mosaic family of mutual funds, which includes stock, bond and money market portfolios. Madison, a registered investment advisory firm for over 24 years, provides professional portfolio management services to a number of clients and has approximately $3.5 billion under management.

We are responsible for the day-to-day administration of the Fund's activities. Investment deci-sions regarding the Fund can be influenced in various manners by a number of individuals.

Generally, all management decisions are the primary responsibility of Madison's investment policy committee. The investment policy committee is made up of the top officers and managers of Madison.

Compensation

Advisory Fee. We receive a fee for our services under our Investment Advisory Agreement with the Fund. For the Fund's last fiscal year, the fee was calculated as 0.75% of its average daily net assets. This fee is deducted automatically from all accounts and is reflected in the daily price of the Fund.

Administrative and Services Fee. Under a separate Services Agreement with the Fund, we provide or arrange for the Fund to have all other operational and other support services it needs. We receive a fee calculated as a percentage of the average daily net assets of each fund for these services. For the Fund's most recent fiscal year, this fee was set at 0.40%. These fees are also deducted automatically from all accounts and are reflected in the daily price of the Fund.

Managing for the Year 2000

We are monitoring developments as they relate to the so-called "Millennium Bug": the computer problem that may cause errors when the calendar reaches January 1, 2000. The Millennium Bug may cause disruption in securities and other markets that affect the national and global economy.

At Mosaic Funds, we are taking appropriate measures to help ensure that the Millennium Bug does not interrupt our own portfolio and shareholder accounting or our fund management operations. For example, we requested and received written assurances of Year 2000 compliance from the mission critical companies we use to manage fund records and information. Also, we plan to test all our systems before the end of 1999 to help ensure that our operations will not be compromised by the Millenium Bug.

Pricing of Fund Shares

The price of each Fund share is based on its net asset value (or "NAV"). This equals the total daily value of the Fund's investments, minus its expenses and liabilities, divided by the total number of outstanding shares. The Fund's NAV is calculated at the close of the New York Stock Exchange each day that it is open for trading.

We use the market value of the securities in the Fund in order to determine NAV. We obtain the market value from one or more established pricing services.

When you purchase or redeem shares, your transaction will be priced based on the next calculation of NAV after your order is received in proper form. This may be higher, lower or the same as the NAV from the previous day.

Dividends and Distributions

The Fund's net income, if any, is declared as dividends and distributed to shareholders annually, usually at the end of the calendar year. Any net realized capital gains will also be paid to shareholders at least annually as capital gains distributions.

Distributions will be paid in the form of additional shares credited to your account, unless you elect in writing to receive dividend checks or payments by electronic funds transfer. (Please refer to Mosaic's "*Guide to Doing Business*" for more information about dividend distribution options.)

Taxes

Federal Tax Considerations

The Fund will distribute to shareholders 100 percent of its net income and net capital gains, if any. The capital gain distribution is determined as of October 31 each year and distributed annually.

All dividend and capital gain distributions, if any, will be taxable to you. In January each year, the Fund will send you an annual notice of dividends and other distributions paid during the prior year. Capital gains distributions can be taxed at different rates depending on the length of time the securities were held.

Because the share price fluctuates for the Fund, if you redeem shares in the Fund, you will create a capital gain or loss that has tax consequences. It is your responsibility to calculate the cost basis of shares purchased. You must retain all statements received from the Fund to maintain accurate records of your investments.

An *exchange* of any fund's shares for shares of another fund will be treated as a *sale* of the fund's shares. As a result, any gain on the transaction may be subject to federal, state or local income tax.

If you do not provide a valid social security or tax identification number, you may be subject to federal withholding at a rate of 31% of dividends, any capital gain distributions and redemption proceeds. Any fine assessed against the Fund that results from your failure to provide a valid social security or tax identification number will be charged to your account.

State and Local

At the federal as well as state and local levels, dividend income and capital gains are generally considered taxable income.

Financial Highlights

The following financial highlights table is intended to help you understand the Fund's financial performance for the past 5 years. Certain information reflects financial results for a single fund share. The total returns in the table represent the rate that an investor would have earned on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information for periods after March 31, 1997 has been audited by Deloitte & Touche LLP, whose most current report, along with the Fund's financial statements, are included in the annual report, which is available upon request. Other independent auditors audited information for periods before April 1, 1997.

Year Ended Dec. 31	Net asset value beginning of period	Net investment income (loss)	Net realized & unrealized gain (loss) on investments	Total from investment operations	Distributions from net investment income	Distributions from capital gains	Total distributions	Net asset value end of period	Total return	Net assets end of period (thousands)	Ratio of expenses to average net assets[11]	Ratio of net investment income (loss) to average net assets[11]	Portfolio turnover rate
1998	$22.37	$0.04	$4.13	$4.17	$(0.04)	$(2.24)	$(2.28)	$24.26	18.66%	$ 29,528	1.16%	0.17%	85%
1997[1,2]	19.16	0.14	6.39	6.53	(0.14)[3]	(3.18)[3]	(3.32)[3]	22.37	34.84	25,202	1.15	0.49	78[4]
1996	18.03	0.24	3.91	4.15	(0.25)	(4.01)	(4.26)	17.92	22.75	13,112	1.17	1.20	81
1995	15.84	0.42	3.45	3.87	(0.42)	(1.26)	(1.68)	18.03	24.63	11,860	1.17	2.44	58
1994	16.73	0.39	0.26	0.65	(0.39)	(1.15)	(1.54)	15.84	4.09	10,009	1.20	2.28	54

1 All data reflect share price adjustment due to fund merger on June 13, 1997.

2 Data prior to June 13, 1997 represents Bascom Hill Investors, Inc.

3 Includes distribution attributable to net investment income and net realized gain from Mosaic Investors Fund.

4 For purposes of determining portfolio turnover, the transfer of securities pursuant to the merger on June 13, 1997 are not considered.

5 Annualized.

Mosaic Equity Trust has a Statement of Additional Information that includes additional information about each Mosaic Equity Trust fund. Additional information about each fund's investments is available in the Trust's annual and semi-annual reports to shareholders. In the Trust's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the performance of the Fund during its last fiscal year. The Statement of Additional Information and the Trust's annual and semi-annual reports are available without charge by calling the Trust at the shareholder service phone number below.

Information on how to purchase and sell shares in any Mosaic Fund is provided in a separate brochure entitled, "***Guide to Doing Business***." Mosaic's "***Guide to Doing Business***" is incorporated by reference into this prospectus.

Please call our shareholder service department if you have any questions about any Mosaic Equity Trust fund or if you would like a copy of any written fund information. Additional information is also available at the Mosaic Funds Internet Investment Center at http://www.mosaicfunds.com.

Finally, you can review and copy information about Mosaic Equity Trust at the SEC's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 800-SEC-0330. The SEC maintains a Worldwide Web site that contains reports, proxy information statements and other information regarding the Trust at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Section, Washington, DC 20549-6009.

Telephone Numbers

Shareholder Service
Toll-free nationwide: **888 670-3600**

Mosaic Tiles (24 hour automated information)
Toll-free nationwide: **800 336-3063**

Transfer Agent
Mosaic Funds
c/o Firstar Mutual Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

SEC File Number 811-3615

Mosaic
Equity Trust

Mosaic Investors Fund

PROSPECTUS

October 1, 1999

MOSAIC FUNDS

http://www.mosaicfunds.com